Transmittal Letter

UNITED STATES CELLULAR CORPORATION

8410 WEST BRYN MAWR AVENUE

CHICAGO, ILLINOIS  60631

(773) 399-8900

February 24, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	United States Cellular Corporation File No. 001-09712 2016 Annual Report on Form 10-K

Dear Sir or Madam:

Transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the 2016 Annual Report on Form 10-K, with exhibits, for United States Cellular Corporation (the “Company”), a subsidiary of Telephone and Data Systems, Inc.

The Company’s financial statements do not reflect changes from the previous year’s accounting principles or practices, except as discussed in Note 1 of the Consolidated Financial Statements.

If you have any questions or comments, please telephone the undersigned (collect) at (608) 664-0869.

Very truly yours,

/s/ Shauna Gnorski
Shauna Gnorski
Telephone and Data Systems, Inc.
Director - Accounting and Reporting